July 29, 2005
VIA EDGAR AND FACSIMILE
Mr. Kurt Murao, Attorney-Advisor
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington, D.C. 20549

Re:	Baby Universe, Inc. (the“Company”) Registration Statement on Form S-1, as amended File Number 333-124395
Dear Mr. Murao:
     Pursuant to Section 8 of the Securities Act of 1933, and Rule 461 thereunder, GunnAllen Financial, Inc. and Webush Morgan Securities Inc., as the managing underwriters, hereby join the Company in requesting acceleration of effectiveness of the above-referenced registration statement for August 2, 2005 to 4:30 p.m., Eastern time, or as soon thereafter as practicable. In connection with the foregoing, GunnAllen Financial, Inc. and Wedbush Morgan Securities Inc. hereby acknowledge that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	We are aware of our responsibilities under the Securities Act of 1933 and the Securities Act of 1934 as they may relate to the proposed initial public offering of the securities referred to in the above-referenced registration statement; and

•	Neither GunnAllen Financial, Inc. nor Wedbush Morgan Securities Inc. may assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Copies of the Preliminary Prospectus dated July 13, 2005 have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours before it is expected confirmations will be mailed. GunnAllen Financial, Inc. and Wedbush Morgan Securities Inc. will comply with Rule 15c2-8 under the 1934 Act.
     In connection with the foregoing, please be advised that GunnAllen Financial, Inc. and Wedbush Morgan Securities Inc. have effected approximately the following distribution of copies of the Preliminary Prospectus dated July 13, 2005:

GunnAllen Financial and Wedbush Morgan offices	1,785
Individuals, corporations and other entities	6,675
     Please confirm the date and time of effectiveness of the registration statement to Carrie Long at Foley & Lardner LLP, our counsel, at 813-225-4177.

Very truly yours, GunnAllen Financial, Inc.
By:	/s/ Dean Tanella
Dean Tanella, Executive Vice President
Wedbush Morgan Securities, Inc.

By:	/s/ Michael Gardner
Michael Gardner, CFA
Executive Vice President